2026 Voting Results ___________________________________________________________________________________________________________________________________________ Voting Results of the Annual General Meeting of Shareholders of QIAGEN N.V. QIAGEN's Annual General Meeting of Shareholders (the "Annual Meeting") was held on June 24, 2026. The following actions were taken at the Annual Meeting: 1. Opening (no voting item) 2. Managing Board Report for the year ended December 31, 2025 (discussion item) 3. Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for 2025 (discussion item) 4. Main items of corporate governance structure and compliance with Dutch Corporate Governance Code (discussion item) 5. Adoption of the Annual Accounts for 2025 (voting item) Votes for Votes against Votes abstain Number of shares 164,599,724 58,794 773,073 Percentage 99.96% 0.04% - 6. Advisory Vote on the 2025 Remuneration Report (advisory voting item) Votes for Votes against Votes abstain Number of shares 146,639,154 18,358,150 434,287 Percentage 88.87% 11.13% - 7. Dividend policy (discussion item) 8. Adoption of the dividend for 2026 (voting item) Votes for Votes against Votes abstain Number of shares 165,250,223 144,649 36,719 Percentage 99.91% 0.09% - 9. Discharge from liability of the Managing Directors for the performance of their duties during 2025 (voting item) Votes for Votes against Votes abstain Number of shares 159,706,922 4,592,485 1,132,184 Percentage 97.20% 2.8% - 10. Discharge from liability of the Supervisory Directors for the performance of their duties during 2025 (voting item) Exhibit 99.6 1

	Votes for	Votes against	Votes abstain
Number of shares	159,712,518	4,584,796	1,134,277
Percentage	97.21%	2.79%	-

11. Appointment / Reappointment of the following Supervisory Directors of the Company for a term running up to and including the date of the Annual General Meeting in 2027 (voting items):

a. Dr. Toralf Haag

	Votes for	Votes against	Votes abstain
Number of shares	134,839,445	30,099,781	492,365
Percentage	81.75%	18.25%	-

b. Mr. Bert van Meurs

	Votes for	Votes against	Votes abstain
Number of shares	162,383,470	2,996,547	51,574
Percentage	98.19%	1.81%	-

c. Mr. Robert McMahon

	Votes for	Votes against	Votes abstain
Number of shares	145,531,451	19,408,367	491,773
Percentage	88.23%	11.77%	-

d. Ms. Eva van Pelt

	Votes for	Votes against	Votes abstain
Number of shares	164,748,566	639,063	43,962
Percentage	99.61%	0.39%	-

e. Dr. Eva Pisa

	Votes for	Votes against	Votes abstain
Number of shares	156,698,848	8,688,781	43,962
Percentage	94.75%	5.25%	-

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f. Mr. Stephen H. Rusckowski Votes for Votes against Votes abstain Number of shares 149,764,872 14,366,403 1,300,316 Percentage 91.25% 8.75% - g. Mr. Mark P. Stevenson Votes for Votes against Votes abstain Number of shares 164,379,305 1,007,187 45,099 Percentage 99.39% 0.61% - h. Ms. Elizabeth E. Tallett Votes for Votes against Votes abstain Number of shares 135,146,127 30,237,113 48,351 Percentage 81.72% 18.28% - 12. Reappointment of the following Managing Directors for a term running up to and including the date of the Annual General Meeting in 2027 (voting items): a. Mr. Thierry Bernard Votes for Votes against Votes abstain Number of shares 163,972,482 1,414,775 44,334 Percentage 99.14% 0.86% - b. Mr. Roland Sackers Votes for Votes against Votes abstain Number of shares 165,112,223 276,567 42,801 Percentage 99.83% 0.17% - 3

13. Adoption of an amendment of the Managing Board Remuneration Policy (voting item) Votes for Votes against Votes abstain Number of shares 137,509,973 27,496,281 425,337 Percentage 83.34% 16.66% - 14. Reappointment of EY Accountants B.V. as auditor for the year ending December 31, 2026 (voting item) Votes for Votes against Votes abstain Number of shares 165,112,295 211,320 107,976 Percentage 99.87% 0.13% - 15. Reappointment of EY Accountants B.V. as the assurance provider for the year ending December 31, 2026 (voting item) Votes for Votes against Votes abstain Number of shares 165,273,131 47,944 110,516 Percentage 99.97% 0.03% - 16. Authorization of the Supervisory Board, until December 24, 2027, to (voting items): a. Issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of ten percent (10%) of the shares issued and outstanding in the capital of the Company as at December 31, 2025 as included in the Annual Accounts for 2025; Votes for Votes against Votes abstain Number of shares 165,137,909 252,521 41,161 Percentage 99.85% 0.15% - b. Restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2025. Votes for Votes against Votes abstain Number of shares 159,683,731 5,690,787 57,073 Percentage 96.56% 3.44% - 4

17. Authorization of the Managing Board, until December 24, 2027, to acquire shares in the Company’s own share capital (voting item) Votes for Votes against Votes abstain Number of shares 164,770,187 429,338 232,066 Percentage 99.74% 0.26% - 18. Discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase (voting item): a. Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share by an amount to be determined by the Managing Board of the Company; b. Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split); c. Proposal to amend the Company’s Articles of Association in accordance with the draft deed of amendment of the Company’s Articles of Association (Part III) to decrease the par value per ordinary share to an amount of €0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be $200 million in the aggregate; d. Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company’s Articles of Association (Part I, II and III). Votes for Votes against Votes abstain Number of shares 164,527,594 266,672 637,325 Percentage 99.84% 0.16% - 19. Cancellation of whole and/or fractional ordinary shares held by the Company (voting item) Votes for Votes against Votes abstain Number of shares 164,835,940 556,012 39,639 Percentage 99.66% 0.34% - 20. Closing (no voting item) 5